KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone  (212) 715-9522
GSilfen@KramerLevin.com

June 25, 2015

Christina DiAngelo Fettig and James O’Connor Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Archstone Alternative Solutions Fund (the "Fund") Registration Statement on Form N-2/A File Numbers: 333-202864; 811-23042 (the “Registration Statement”)

Dear Ms. DiAngelo Fettig and Mr. O’Connor:

Set forth below are the Fund’s responses to comments received telephonically on June 24, 2015 in connection with the Summary of Fund Expenses, Expense Example and Seed Audit Financials in the Fund's Registration Statement filed on June 23, 2015.  Also set forth below are the Fund’s responses to comments received telephonically on June 24, 2015 from Mr. James O’Connor, in connection with the potential receipt of an exemptive order.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

Summary of Fund Expenses, Expense Example and Seed Audit Financials

1.	The Expense Example numbers appear to show that the Expense Limitation Agreement is in effect for all 10 years, while the disclosure following the Expense Example states that the example assumes that the Expense Limitation Agreement is only in effect for one year. Please clarify.

The disclosure following the Expense Example has been corrected to show that the Expense Example assumes that the Expense Limitation Agreement is in effect for all periods shown in the table. Further, Footnote 8 of the Summary of Fund Expenses has been revised to add disclosure showing that the Expense Limitation Agreement may only be terminated by the Board. These changes will be reflected in the final prospectus to be filed pursuant to Rule 497 (the “497 Filing”).

2.	Please include the disclosure in Footnote 8 of the Summary of Fund Expenses which states “Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund’s ordinary operating expenses to exceed the Expense Limitation in effect at the time the expense was paid or absorbed.” in Note 3.A. of the Seed
Audit Financials.

We note the comment and agree that going forward, in the next annual and semi-annual report, the disclosure will be included in the note to the Fund’s financial statements that describes the Expense Limitation Agreement.

3.	In the last sentence of the first paragraph in Note 3.A. of the Seed Audit Financials, it appears as though the word “not” is missing prior to the word “subject."

Due to a clerical error when converting to the EDGAR format, the word “not” had been deleted from the sentence in the version of the financials included in the Registration Statement. However, the actual audited financials include the correct sentence: “The waiver is not subject to recapture by the Adviser.” The actual financials will be included in the 497 Filing.

Prospectus

4.	Please confirm that if you receive the requested exemptive order (Application File Number 812-14434), you will amend the Prospectus to include disclosure of such relief.

At such time as we receive relief, we commit to amend or supplement the Prospectus to reflect receipt of the exemptive order. In the event the ultimate conditions of the order necessitate material changes to Prospectus disclosures, we commit to file a post-effective amendment to the Registration Statement addressing such material changes.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen